Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

October 2, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Celeste M. Murphy

Kate Beukenkamp

Ivette Leon

Joseph Kempf

Re:	Criteo S.A.

Registration Statement on Form F-1

Filed September 18, 2013

File No. 333-191223

Ladies and Gentlemen:

On behalf of Criteo S.A. (the “Company”), we are transmitting Amendment No. 1 (the “Amendment”) to the Registration Statement on Form F-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 18, 2013, to the staff of the Division of Corporation Finance (the “Staff”), in care of Ms. Beukenkamp.

The Amendment is being filed in response to comments received from the Staff by letter dated September 26, 2013 with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Lock-Up Agreements, page 198

1.	We note that the lock-up agreements executed by your directors and executive officers and the other shareholders, are “subject to certain limited exceptions.” Please briefly describe the exceptions.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

September 16, 2013

Page Two

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 198 and 199 of the Amendment.

Exhibits 10.7 and 10.8

2.	It appears that you should file full English translations of these exhibits or advise us you are not required to provide them. Please refer to Rule 403(c) of Regulation C, Item 601(b)(10) of Regulation S-K and Instructions as to Exhibits to
Form 20-F.

Response:

As discussed with the Staff, Exhibit 10.7 and 10.8 are summary documents that memoralize the terms of the plans that were approved by the Company’s board of directors. More fulsome plan documents do not exist nor are required under French law.

Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned Nicole Brookshire at (617) 937-2357.

Very truly yours,

/s/ Nicole Brookshire

Nicole C. Brookshire

CC:	Benoit Fouilland

Paul Wensel

Paul Huie

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM